Filed Pursuant to Rule 433
Registration Statement No. 333-180023

HUMANA INC.

     2.625% Senior Notes due 2019
   3.850% Senior Notes due 2024
   4.950% Senior Notes due 2044

September 16, 2014

Pricing Term Sheet

Issuer:	Humana Inc.
Ratings*:	Baa3 (Moody’s) / BBB+ (S&P) / BBB (Fitch)
Trade Date:	September 16, 2014
Settlement Date:	(T+3) September 19, 2014
Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC

Co-Managers:
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
U.S. Bancorp Investments, Inc.
BB&T Capital Markets, a division of BB&T
Securities, LLC
BNY Mellon Capital Markets, LLC
Credit Suisse Securities (USA) LLC
Fifth Third Securities, Inc.
Goldman, Sachs & Co.
PNC Capital Markets LLC
UMB Financial Services, Inc.

2019-Year Notes

Security Description:	Senior Notes due 2019
Principal Amount:	$400,000,000
Coupon:	2.625%
Maturity:	October 1, 2019
Price to Public:	99.995%
Benchmark Treasury:	1.625% UST due August 31, 2019
Benchmark Treasury Price / Yield:	99-09¼ / 1.776%
Spread to Benchmark Treasury:	85 bps
Yield to Maturity:	2.626%
Interest Payment Dates:	April 1 and October 1, commencing April 1, 2015
Record Dates:	March 15 and September 15
Optional Redemption:	Make-whole call at T+15 bps plus accrued and unpaid interest
CUSIP/ISIN:	444859 BC5/ US444859BC56

2024-Year Notes

Security Description:	Senior Notes due 2024
Principal Amount:	$600,000,000
Coupon:	3.850%
Maturity:	October 1, 2024
Price to Public:	99.867%
Benchmark Treasury:	2.375% UST due August 15, 2024
Benchmark Treasury Price / Yield:	98-02+ / 2.596%
Spread to Benchmark Treasury:	127 bps
Yield to Maturity:	3.866%
Interest Payment Dates:	April 1 and October 1, commencing April 1, 2015
Record Dates:	March 15 and September 15
Optional Redemption:	Make-whole call at T+20 bps plus accrued and unpaid interest
Par Call:	Commencing on July 1, 2024 at par plus accrued and unpaid interest
CUSIP/ISIN:	444859 BD3/ US444859BD30

2044-Year Notes

Security Description:	Senior Notes due 2044
Principal Amount:	$750,000,000
Coupon:	4.950%
Maturity:	October 1, 2044
Price to Public:	99.518%
Benchmark Treasury:	3.375% UST due May 15, 2044
Benchmark Treasury Price / Yield:	100-08 / 3.361%
Spread to Benchmark Treasury:	162 bps
Yield to Maturity:	4.981%
Interest Payment Dates:	April 1 and October 1, commencing April 1, 2015
Record Dates:	March 15 and September 15
Optional Redemption:	Make-whole call at T+25 bps plus accrued and unpaid interest
Par Call:	Commencing on April 1, 2044 at par plus accrued and unpaid interest
CUSIP/ISIN:	444859 BE1/ US444859BE13

Changes from Preliminary Prospectus Supplement

In addition to the pricing information set forth above, the following sections of the Preliminary Prospectus Supplement are hereby revised as set forth below:

Use of Proceeds:
We estimate that our net proceeds from the issuance and sale of the notes will be approximately $1.73 billion, after deducting underwriters’ discounts and our estimated offering expenses. We intend to use approximately $545 million of the net proceeds to redeem our $500 million aggregate principal amount of 6.45% senior notes due June 1, 2016. We intend to use some or all of the remaining net proceeds to repurchase shares of our common stock pursuant to our existing share repurchase authorization or future authorizations with the intent, subject to the closing of this offering, to repurchase $1 billion of our outstanding shares no later than June 30, 2015. We will use any net proceeds not applied to the foregoing uses for general corporate purposes.

Ratio of Earnings to Fixed Charges:	Under the applicable U.S. Securities and Exchange Commission (SEC) rules, no pro forma calculation of ratio of earnings to fixed charges is required.

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*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement thereto relating to the Senior Notes and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement thereto relating to the Senior Notes if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

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